UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER:001-25001
CUSIP NUMBER: 31431B 109
FORM 12b-25/A
(Amendment No.1)

NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-CEN
[ ] Form N-CSR
For Period Ended: December 31, 2021
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________

PART I - REGISTRANT INFORMATION

FEDNAT HOLDING COMPANY
_____________________________________________________________________________________
Full Name of Registrant

_____________________________________________________________________________________
Former Name if Applicable

14050 N.W. 14th Street, Suite 180
_____________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Sunrise, FL 33323
_____________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if Needed)
On March 16, 2022, the Registrant filed a Notification of Late Filing on Form 12b-25 (the “Original Form 12b-25”) reporting that it required additional time to complete its Annual Report on Form 10-K for the period ended December 31, 2021 (the “Form 10-K”) principally because the Registrant required additional time to complete its control procedures, and its independent auditors required additional time to complete the audit thereof and of the Registrant’s financial statements, in order to finalize the Form 10-K. This amendment to the Original Form 12b-25 is being filed to report that the Registrant will not be filing such Form 10-K within the 15-day extension period provided by the Original Form 12b-25. To date, the Registrant has been unable, without unreasonable effort or expense, to complete its control procedures, and its independent auditors have been unable to complete the audit thereof. The Registrant is continuing in its efforts to file the Form 10-K as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald A. Jordan	954	308-1363
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes [ X ] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ] No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FEDNAT HOLDING COMPANY
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2022	By:	/s/ Ronald A. Jordan
	Name:	Ronald A. Jordan
	Title:	Chief Financial Officer